June 12, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C., 20549

Attn: Jennie Beysolow and Dietrich King

Re:	Maison Solutions Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 9, 2023
File No. 333-272123

Dear Ms. Beysolow and Mr. King:

Maison Solutions Inc.. (the “Company”) is in receipt of the comment letter dated June 12, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2023 (the “Amendment No. 3”). On behalf of the Company, we are responding to comment provided by the staff (the “Staff”) of the Commission, and simultaneously filing Amendment No. 4 to the Form S-1 (the “Amendment No. 4”).

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary

Summary Selected Consolidated Financial and Operating Data, page 13

1. Please revise to remove your presentation of basic and diluted pro forma earnings per share giving effect to the issuance of 3,750,000 shares of common stock or tell us why the presentation is appropriate.

RESPONSE: In response to the Staff’s comment, we respectfully advise that Staff that we have removed the basic and diluted pro forma earnings per share line items on pgs. 13 and 14. Additionally, we have also included the Opinion and Consent of Akerman LLP as Exhibits 5.1 and 23.2, respectively.

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June 12, 2023

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Mark Y. Liu, Esq.
Akerman LLP

cc:	John Xu
Chief Executive Officer

Alexandria Lopez
Chief Financial Officer

Christina Russo
Akerman LLP